Exhibit (a)(12)

IN THE COURT CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

CARL G. LINDSTROM, on behalf of himself and all others similarly situated.
Plaintiff,
v.	Civil Action No.
BENNETT S. LEBOW, HOWARD M. LORBER, RICHARD J. LAMPEN, HENRY C. BEINSTEIN, VICTOR M. RJOVAS, BARRY W. RIDINGS, RONALD J. KRAMER, ARNOLD I. BURNS, NEW VALLEY CORPORATION, and VECTOR GROUP LTD.,
Defendants.
CLASS ACTION COMPLAINT
     Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:
NATURE OF THE ACTION
     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of New Valley Corporation (“NVC”) and who are similarly situated (the “Class”), for injunctive and other relief. Plaintiff seeks injunctive relief herein, inter alia, to enjoin the implementation of a transaction whereby Vector Group Ltd. {“Vector”), the majority stockholder of NVC, would acquire NVC in a transaction valued at approximately S209.7 million. In the transaction, NVC stockholders would receive 0.461 shares of Vector for each share of NVC stock, resulting in an effective offer price of approximately S9.00 per share. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants.
     2. The offer is being advanced through unfair procedures and the consideration offered is an unfair price and does not reflect the true value of NVC. The proposed transaction is designed to benefit Vector to the detriment of the public stockholders.
     3. Further, defendants have breached their fiduciary duty of candor owed to NVC’s public stockholders by failing to provide all material information concerning the proposed transaction that would enable plaintiff and the absent class members to make an informed decision whether or not to tender their NVC stock.
THE PARTIES
     4. Plaintiff Carl G. Lindstrom is and, at all relevant times, has been the owner of NVC common stock.
     5. Defendant NVC is a corporation organized under the laws of Delaware with executive offices located at 100 SE Second Street, 32nd Floor, Miami, Florida 33131. New Valley is a real estate holding company with a 50% interest in Douglas Elliman Realty, LLC, a New York real estate brokerage firm, a 50% interest in the Shearaton Keauhou Bay Resort & Spa in Kailua-Kona, Hawaii, and a 50% interest in the St. Regis Hotel located in Washington, D.C. As of April 19, 2005, NVC has approximately 23 million shares of common stock outstanding and hundreds of stockholders of record. NVC’s stock trades over the New York Stock Exchange. Vector either directly or through its subsidiaries controls 57.7% of NVC’s stock.
     6. Defendant Bennett S. LeBow (“LeBow”) is, and was at all relevant times, Chairman of the NVC Board of Directors and Chief Executive Officer. LeBow is also the Executive

Chairman of Vector and was Vector’s Chief Executive Officer until September 28, 2005. LeBow has held numerous positions with Vector subsidiaries and served as a director of Ladenburg Thalmann Financial Services (“Ladenburg Thalmann”), a subsidiary of Vector.
     7. Defendant Howard M. Lorber (“Lorber”) is, and was at all relevant times, the President, Chief Operating Officer, and a Director of NVC. Lorber will become the Chief Executive Officer of NVC in January 2006 if the proposed transaction has not been consummated. Lorber is also the President, Chief Executive Officer, and Chief Operating Officer of Vector. Lorber is the principal in several companies, including Hallman & Lorber and Aegis Capital Corp., that have business dealings with NVC.
     8. Defendant Richard J. Lampen (“Lampen”), is and, was at all relevant times, an Executive Vice President, General Counsel and a Director of NVC. Lampen is also an Executive Vice President for Vector and a Director of Ladenburg Thalmann.
     9. Defendant Henry C. Beinslein (“Beinstein"'), is and was, at all relevant times, a Director of NVC. Beinstein also is a Director of Vector and Ladenburg Thalmann.
     10. Defendant Victor M. Rivas (“Rivas”), is and was at all relevant times, a Director of NVC. Rivas was previously the President and Chief Executive Officer of Ladenburg Thalmann, a subsidiary of Vector.
     11. Defendant Barry W. Ridings (“Ridings”), is and was at all relevant times, a Director of NVC. Ridings also was a director nominee for Brooke Group Ltd. (“Brooke”), which was a precursor to Vector and received 530,000 for such service.

     12. Defendant Ronald J. Kramer (“Kramer”), is and was at all relevant times, a Director of NVC. Kramer was also the Chief Executive Officer and Chairman of Ladenburg Thalmann & Co.
     13. Defendant Arnold I. Burns (“Bums”), is and was at all relevant times, a Director of NVC. Burns also was a director nominee for Brooke and received $30,000 for such service.
     14. The individuals described in paragraphs 6 through 13 are referred to as the Individual Defendants.
     15. Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.
     16. Defendant Vector is a Delaware corporation with its principal business location at 100 S.E. Second Street, Miami, Florida, which is the same address as NVC. Vector’s principal business is the manufacture and sale of cigarettes under various brand names including Liggett, Select, Eve, Jade, Pyramid, and USA. Vector owns or controls 57.7% of NVC’s outstanding stock and is, therefore, the majority stockholder. Vector, as the majority stockholder, owes fiduciary obligations directly to the remaining stockholders of NVC.
     17. Each defendant herein is sued individually as a conspirator, as well as in his/her/its capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS
     18. Plaintiff brings this action on his own behalf and as a class action, on behalf of all stockholders of NVC, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of NVC’s principal stockholders, who will be threatened with injury arising from defendants’ actions as is described more fully below.
     19. This action is properly maintainable as a class action.
     20. The Class is so numerous that joinder of all members is impracticable. NVC has approximately 23 million shares of common stock. There are hundreds of record and beneficial stockholders.
     21. There are questions of law and fact common to the Class including, inter alia, whether:
          (a) defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and
          (b) plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.
     22. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and the plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.
     23. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the

Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     24. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
     25. On September 27, 2005, Vector announced that it would make an offer to the stockholders of NVC to acquire all of the shares of NVC that Vector did not already control. Under the proposed transaction, NVC stockholders would receive 0.461 shares of Vector for each NVC share in a transaction valued at $209.7 million. The offer was conditioned upon Vector receiving sufficient shares as to make Vector a 90% holder thereby permitting it to conduct a short form merger.
     26. On September 28, 2005, in response to Vector’s announcement, NVC acknowledged the offer and stated that the NVC board would meet to consider the offer. Thereafter, on September 30, 2005, NVC announced that it would convene a special committee of “independent” directors. The findings of the special committee are a foregone conclusion as all of the NVC directors have financial relationships with Vector or its subsidiaries and cannot act in an independent and unbiased fashion.
     27. According to SEC Filings submitted by Vector on October 20, 2005, the NVC special committee consists of defendants Burns, Kramer, Ridings, and Rivas. Each of these individuals have divided financial loyalties between NVC and Vector as set forth herein and cannot act in an independent fashion.
     28. NVC has reported remarkable strong earnings over the past six months. On August 9, 2005, NVC reported interim earnings for the six month period ended June 30, 2005 that were nearly 100% stronger than the same period one year earlier. Vector now seeks to take advantage of NVC’s strong earnings and capture such value for itself to the detriment of the NVC’s public stockholders at a price which is wholly inadequate.
     29. Because the proposed transaction involves NVC management mid the majority stockholder of NVC, defendants were in a position to, and in fact did, dictate the inequitable terms of the proposal that will be approved by the defendants.
     30. Vector’s proposal is grossly unfair, inadequate and provides value to NVC stockholders substantially below the fair or inherent value of the Company. Taking into account NVC’s book value, asset value, liquidation value, its expected growth, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of NVC is materially greater than the consideration contemplated by the proposed transaction price.
     31. The Vector proposal is wrongful, unfair, and harmful to NVCs public stockholders, and will deny them their right to share proportionately in the true value of NVC’s valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of Vector.
     32. As a result of defendants’ action, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of NVC’s assets and businesses.

     33. Defendants have also breached their fiduciary duty of candor by describing the Special Committee as “independent” when it, in fact, is not, and failing to describe in what manner the Special Committee would consider the Vector offer.
     34. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of NVC’s valuable assets and businesses, all to the irreparable harm of the Class.
     35. Plaintiff and the Class have no adequate remedy of law.
     WHEREFORE, plaintiff prays for judgment and relief as follows:
          (a) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as a representative of the Class;
          (b) declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class:
          (c) preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the proposed Vector transaction;
          (d) in the event the proposed transaction is consummated, rescinding it and setting it aside;
          (e) awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          (f) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff’s counsel and experts’ fees and expenses; and
          (g) granting such other and further relief as may be just and proper.

Dated: October 28, 2005	SMITH, KATZENSTEIN & FURLOW LLP

Craig B. Smith (ID No. 472)
Michele C. Gott (ID No. 2671)
800 Delaware Avenue, 7th Floor
P.O. Box 410
Wilmington, DE 19801 (Courier 19899)
Telephone: 302-652-8400
Telecopy: 302-652-8405
Email: cbs@skfdelaware.com
Attorneys for Plaintiff

Of Counsel:
WECHSLER HARWOOD
HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400
THE WEISER LAW FIRM, P.C.
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
Telephone: (610) 225-2677

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